CERTIFICATE OF VICE PRESIDENT
              T. ROWE PRICE MEDIA & TELECOMMUNICATIONS FUND, INC.
                     Pursuant to Rule 306 of Regulation S-T


         I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price Media & Telecommunications Fund, Inc. (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

         WITNESS my hand and the seal of the Fund this April 25, 2000.

              T. Rowe Price Media & Telecommunications Fund, Inc.

(Seal)        /s/Henry H. Hopkins
              Henry H. Hopkins, Vice President